

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

Re: Webus International Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed June 29, 2023
File No. 333-269684

Dear Zheng Nan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors
Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 53

1. We note your disclosure on the "Measures for Security Assessment for Outbound Data Transfer", which became effective on September 1, 2022. You further disclose that as of the date of this prospectus, you have not transferred any user information to places outside of the PRC. In this regard, you also disclose that as advised by AllBright, you are not currently subject to the outbound data transfer regulations because "Chinese customers using [y]our services must provide their information on Wetour's website and applications, which were established and maintained in the U.S. Therefore, there is no data transferred across the border of PRC by [you]." However, you also disclose that your

PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, you disclose that you may need to transfer user data outside of the PRC to "Wetour" or your overseas business partners to satisfy your PRC users' needs and that such user data is mainly the user's information required for reservation such as the user's name and contact information which you believe is not Important Data or sensitive personal information. You disclose though, that if you cumulatively transfer abroad the personal information of more than 100,000 PRC users, you believe you will be subject to assessment by the CAC. If you are subject to assessment by the CAC for any reason, and you fail to pass such assessment and/or to comply with the data privacy and data security requirements raised during such assessment, you disclose that you could be subject to penalties, and incur damage to your reputation and brand, and harm your business and the results of operations. Please explain in greater detail the the nature of the penalties your company and/or its officers and directors may incur if you fail to pass a CAC assessment and/or are deemed non-compliant with the data privacy and data security requirements raised during such assessment, and any related impact on your results of operations.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.